

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Yan Ping Sheng
Chief Executive Officer
JJY Holding Group
528 Pudong South Road, 16th Floor
Shanghai, 200120, China

      Re: JJY Holding Group
           Registration Statement on Form 10-12G
           Filed September 21, 2021
           File No. 000-56343

Dear Mr. Sheng:

We issued comments to you on the above captioned filing on October 20, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 26, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Patrick Costello at 202-551-8742 or Mary Beth Breslin at 202-551-3625 with any questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Real Estate & Construction

cc: Rhonda Keaveny